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Exhibit 21

Subsidiaries of Metallic Ventures Gold Inc.

Subsidiary Name	Jurisdiction of Incorporation
Metallic Ventures (U.S.) Inc.	Nevada
Metallic Nevada Inc.	Nevada
Metallic Goldfield Inc.	Nevada

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Exhibit 21